Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

April 20, 2020	NR20-06

Alianza Minerals Receives BLM Approval for Expanded Horsethief Drilling

Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that the Caliente, Nevada Field Office of United States Bureau of Land Management for the Ely District, Nevada has accepted the amended Notice of Intent (“NOI”) for the Company’s proposed reverse-circulation (“RC”) drilling program at the Horsethief Gold Property, Nevada. Horsethief is located 16 miles (25 km) east of the historic mining town of Pioche, NV. The current NOI was updated to reflect the expansion of the program to 3000 metres in ten holes from the 1500 metres in the original NOI. The program will be completed as soon as conditions allow. Alianza is committed to ensuring the safety of its employees, contractors and subcontractors and is planning the program to include updated health and safety procedures in the wake of the Covid-19 pandemic. Management is confident that with these refined health and safety protocols and adherence to local and regional governmental recommendations on travel and conduct, the Horsethief RC drill program can be executed safely.

Hochschild Mining (US), a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC), is funding the program under an option agreement to earn a 60% interest in the project by funding exploration expenditures of US$5 million over 5.5 years.

“The acceptance of our amended NOI allows drilling to take place at Horsethief as soon as conditions permit. With the expanded program we are better able to test the contact of Cambrian and Ordovician-age stratigraphy at the five target areas identified to-date at Horsethief,” stated Jason Weber, P.Geo., President and CEO of Alianza. “This program will focus on the favourable stratigraphy at the Horsethief North and South areas, where prior drilling was too shallow to test the contact. The Thoroughbred, Mustang and Stallion targets will each be tested with at least one drill hole as well.”

Due to the uncertainty around the Covid-19 pandemic, a precise start date for the program cannot be provided at this time, but all preparations have been made to start the program as soon as crews are safely able to access and work at the site. Nevada state and local government updates are being monitored and recommendations incorporated into project timetables and health and safety protocol.

Horsethief Property

Drilling at Horsethief follows a very successful 2019 program that included detailed mapping focussed on lithology, structure and alteration of the prospective limestone and dolostone stratigraphy exposed at Horsethief. Significantly, based on lithological characteristics and fossil identification, this work confidently assigned stratigraphic ages ranging from upper Cambrian to lower Ordovician.  This is an important age determination as it corresponds to the ages of rocks hosting other major deposits such as the Long Canyon Gold Mine.

Additionally, the 2019 work program identified a new window of upper Cambrian to lower Ordovician-aged carbonate stratigraphy with significant jasperoid alteration in the northeast portion of the property. An additional 26 claims were staked to cover this occurrence as well as prospective stratigraphy identified in the southern portion of the property.

Horsethief hosts five primary drill targets; four target areas defined by surface exposures of altered carbonate rocks and one target at depth, interpreted from induced polarization (IP) and resistivity geophysical surveys.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 104.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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